Filed by Helix Technology Corporation

pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Helix Technology Corporation

(Commission File No.: 0-6866)

This filing relates to a planned business combination between Helix Technology Corporation (“Helix”) and Brooks Automation, Inc. (“Brooks”) pursuant to the terms of an Agreement and Plan of Merger, dated as of July 11, 2005 (the “Merger Agreement”), among Helix, Brooks and Mt. Hood Corporation.  The Merger Agreement has been filed with the Securities and Exchange Commission as an exhibit to the Report on Form 8-K filed by Helix on July 11, 2005.

On July 11, 2005, Helix sent the following communication to its customers:

July 11, 2005

Dear Helix Customer:

I’m pleased to share with you some important and exciting news about Helix Technology Corporation. As the attached press release indicates, we and Brooks Automation, Inc., announced this morning that we have signed a definitive agreement to merge in a transaction creating one of the semiconductor capital equipment industry’s leading providers of integrated subsystem solutions.

This stock-for-stock transaction, which we expect to complete in the fourth calendar quarter, is an attractive growth opportunity for both companies. We believe it will build significant value for both Helix and Brooks stockholders. Moreover, we believe it will significantly enhance our ability to create value for you, by enabling us to offer you an even broader range of automation products, systems, services and solutions.

The combined company will be known as Brooks Automation, will be headquartered in Chelmsford, Mass., and will be 61% and 39% owned by the stockholders of Brooks and Helix, respectively. Upon completion of the transaction, I will become President and Chief Operating Officer of a newly formed Semiconductor Products Group. Joe Bellini, currently EVP and GM of Brooks’ Software Division, will become President/COO of a newly formed Enterprise

Software Group. Joe and I will be joined in a newly formed Office of the President by Ed Grady, who will continue to serve as Brooks’ President and Chief Executive Officer.

Like Helix today, the combined enterprise will be strongly committed to maintaining the high levels of customer service and responsiveness for which Helix has long been known. Both Helix and Brooks have solid reputations for outstanding semiconductor equipment products and services. Key to maintaining and building upon that reputation will be our retention and continued support for such respected and valued brands as CTI-Cryogenics, Granville-Phillips and Polycold Systems. The new Brooks will be listed on the NASDAQ national market, where both companies currently trade.

Our two organizations bring unique and outstanding competencies to our respective markets. Brooks is a leading global semiconductor automation solutions company, with fiscal 2004 revenue of $539 million. Helix is a recognized leader in integrated vacuum systems technology and support. The partners in the new company have combined trailing annual sales of more than $720 million. We believe we will have the size, scope, scale and strength – as well as the people, technologies, and other capabilities – to meet your needs over the long term.

If you have any questions about our merger with Brooks, please contact either me or your usual Helix representative. Meanwhile, on behalf of all of us at Helix, thank you for your continuing business, interest and support.

Sincerely yours,

Jim Gentilcore

Contacts:
Mark B. Chung	Beverly L. Couturier
Director of Investor Relations	Director of Investor Relations
Brooks Automation, Inc.	Helix Technology Corporation
Telephone: (978) 262-2459	Telephone: (508) 337-5111
mark.chung@brooks.com	BCouturier@helixtechnology.com

BROOKS AUTOMATION AND HELIX TECHNOLOGY AGREE TO MERGE

Strategic Business Combination Creates a Leading Provider of Integrated
Subsystem Solutions to the Semiconductor Capital Equipment Industry

Chelmsford and Mansfield, Mass., July 11, 2005 — Brooks Automation, Inc. (“Brooks”) (Nasdaq: BRKS), a leading provider of hardware and software automation solutions to the global semiconductor industry, and Helix Technology Corporation (“Helix”) (Nasdaq: HELX), a global leader in the development and application of innovative solutions in the field of vacuum technology, today announced that they have signed a definitive agreement under which Brooks will acquire Helix.  The strategic business combination of Brooks and Helix will create a leading provider of integrated subsystem solutions to the semiconductor capital equipment industry, with trailing annual revenues totaling more than $720 million.

Under the terms of the definitive agreement, which was unanimously approved by the boards of directors of both companies, Helix stockholders will receive 1.11 shares of Brooks common stock for each share of Helix common stock.  Based on the closing price of Brooks common stock on July 8, 2005, the transaction values Helix at $454 million.  Brooks stockholders will own 61% and Helix stockholders will own 39% of the combined company on a fully diluted basis.  The transaction is expected to be significantly accretive to Brooks’ earnings within the first year and to be tax-free to the stockholders of both companies for U.S. federal income tax purposes.

Edward C. Grady, president and chief executive officer of Brooks, will be president and chief executive officer of the combined company, which will be known as Brooks Automation.  The combined enterprise will have an Office of the President, which will include James Gentilcore, currently Helix president and chief executive officer, as president and chief operating officer of a newly created Semiconductor Products Group; and Joseph M. Bellini, currently executive vice president and general manager of the Brooks Software Division, as president and chief operating officer of a newly created Enterprise Software Group.  The combined company’s board of directors will be composed of 10 members, including the 7 current members of the Brooks board and 3 additional members from Helix’s current board.  In addition, one non-voting emeritus director will be selected by Helix.  The combined company will be headquartered in Chelmsford, Massachusetts.

“We expect this transaction to be significantly accretive to Brooks’ earnings in our fiscal year 2006,” said Edward C. Grady, president and chief executive officer of Brooks Automation.  “In addition, we believe we will be able to capture significant operating efficiencies that will position us to accelerate earnings growth and enhance our financial performance throughout business cycles, and thereby benefit all the stakeholders of the combined enterprise.  Moreover, by combining the strong, market-leading products of Brooks and Helix, particularly in the vacuum products segment, we believe we will be significantly better positioned to deliver increased value as a major systems supplier to our customers while continuing to build value for our stockholders and employees.”

Mr. Grady continued: “As semiconductor capital equipment manufacturers increasingly outsource their systems, we have strengthened our leadership position in what we believe is the fastest-growing segment within tool automation, the vacuum modules and systems business.  In addition, the strong global service and support capabilities of the Helix organization will substantially increase Brooks’ abilities in that area.”

James Gentilcore, president and chief executive officer of Helix Technology, said: “The complementary skills, technologies and product offerings of Brooks and Helix will create a strong platform for delivering unique, integrated vacuum systems to both existing and new customers.  Helix’s world-class process vacuum technology, thermal management offerings and global services complement Brooks’ vacuum tool automation modules and systems, enabling the combined enterprise to enhance its customer value proposition and more effectively pursue attractive growth opportunities.  As the industry continues to move towards consolidation, it is more critical than ever to have the size and scale required to compete successfully for continued market leadership.  We believe this important and exciting transaction is a unique opportunity to create significant value for the stockholders, customers and employees of the combined enterprise.”

Completion of the transaction is subject to the applicable Hart-Scott-Rodino waiting period, stockholder approval of each company, and other customary closing conditions, and is expected to occur in the fourth calendar quarter of 2005.

Credit Suisse First Boston LLC acted as financial advisor and Ropes & Gray LLP acted as legal advisor to Brooks.  Needham and Company, LLC rendered a fairness opinion to Brooks.  Morgan Stanley & Co. Incorporated acted as financial advisor and Palmer & Dodge LLP acted as legal advisor to Helix.

Conference Call and Webcast

Brooks and Helix will host a joint conference call on July 11, 2005, at 9:00 a.m. Eastern (6:00 a.m. Pacific), at which Messrs. Grady and Gentilcore and other senior executives will discuss the transaction and answer questions from analysts, investors and other interested parties.

Conference Call Date:	July 11, 2005
Time:	9:00 a.m. Eastern (6:00 a.m. Pacific)
Dial in #:	(719) 457-2654
Passcode:	9246842

A live Webcast of this conference call will be available in the investor relations section of the Brooks Web site, www.brooks.com, and Helix Web site, www.helixtechnology.com, under the title “Brooks and Helix Transaction Announcement Webcast.”

An archive of this Webcast will be made available following the conference call, and can be accessed for at least the next twelve months on the section for Webcasts at www.brooks.com and www.helixtechnology.com under the title “Brooks and Helix Transaction Announcement Webcast.”  A telephone replay will also be made available following the call at the following number:  (719) 457-0820 beginning at 1:00 p.m. Eastern, Monday, July 11, 2005, and available for 7 days.  The passcode for the replay is 9246842.

About Brooks Automation, Inc.

Brooks (Nasdaq: BRKS) is a leading worldwide provider of automation solutions to the global semiconductor and related industries.  The company’s factory and tool automation hardware, software and professional services can manage every wafer, reticle and data movement in the fab, helping customers improve throughput and yield while reducing both cost and time to market.  Brooks products and services are used in virtually every fab in the world as well as by many customers in industries outside of semiconductor manufacturing.  For more information, visit www.brooks.com.

About Helix Technology

Helix Technology Corporation (Nasdaq: HELX) is a global leader in the development and application of innovative solutions in the field of vacuum technology. Helix product offerings provide a broad range of components and subsystems that are key to the manufacture of semiconductors, flat panel displays and data storage devices.  In addition, Helix’s highly regarded Global Support activity provides critical ongoing operational support services to semiconductor device producers throughout the world.  For more information, visit www.helixtechnology.com.

Important Additional Information to be Filed with the SEC

In connection with the proposed transaction, Brooks plans to file a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus with the Securities and Exchange Commission (“SEC”).  Security holders of each company and other investors are urged to read the Registration Statement and any other relevant documents filed with the SEC, including the Joint Proxy Statement/Prospectus that will be part of the Registration Statement, when they become available because they will contain important information about Brooks, Helix, the proposed transaction and related matters.  The final Joint Proxy Statement/Prospectus will be mailed to stockholders of Brooks and Helix.  Security holders and investors of Brooks and Helix will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Brooks and Helix, without charge, at the SEC’s Internet site (http://www.sec.gov).  These documents can also be obtained, without charge, by directing a request to Brooks Automation, 15 Elizabeth Drive, Chelmsford, MA 01824, Attention: Investor Relations Dept., telephone: 978-262-2602, or at mark.chung@brooks.com; or to Helix Technology Corporation, Nine Hampshire Street, Mansfield, MA 02048, Attention: Investor Relations Dept., telephone: (508) 337-5111, or at

investors@helixtechnology.com.  In addition, investors and security holders may access copies of the documents filed with the SEC by Brooks or Helix on their respective Web sites at www.brooks.com or www.helixtechnology.com.

Participants in Solicitation

Brooks, Helix and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Brooks and Helix stockholders in respect of the proposed transaction.  Information regarding Brooks’ participants is available in Brooks’ Annual Report on Form 10-K for the year ended September 30, 2004, and the proxy statement, dated January 10, 2005, for its 2005 annual meeting of stockholders, which are filed with the SEC.  Information regarding Helix’s participants is available in Helix’s Annual Report on Form 10-K for the year ended December 31, 2004, and the proxy statement, dated May 2, 2005, for its 2005 annual meeting of stockholders, which are filed with the SEC.  Additional information regarding interests of such participants will be included in the Registration Statement containing the Joint Proxy Statement/Prospectus to be filed with the SEC.

Cautionary Statement Concerning Forward-Looking Statements.  Statements in this press release regarding the proposed transaction, and the expected timetable for completing the transaction, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These include statements concerning the benefits of the proposed transaction, the combined company’s status as a premier provider of integrated subsystems solutions primarily for the semiconductor capital equipment market; trends in the semiconductor manufacturing industry, including the trend among semiconductor capital equipment manufacturers to outsource production of certain of their systems and growth trends within the market segments in which the combined company will compete; the strength, profitability and capabilities of the combined company; the ability of the combined company to achieve efficiencies, profitability and growth; the capabilities and market acceptance of the combined company’s products going forward; the impact of the acquisition and merger in mitigating the volatility of financial performance; and the importance of size and scale as a factor in competing in the market segments in which the combined company will operate.  Such statements are based upon the current beliefs and expectations of Brooks’ and Helix’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Brooks and Helix stockholders to approve the transaction; the ability of Brooks to successfully integrate Helix’s operations and employees; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers and employees; and competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in Brooks’ and Helix’s filings with the SEC, including Brooks’ Annual Report on Form 10-K for the year ended September 30, 2004 and Helix’s Annual Report on Form 10-K for the year ended December 31, 2004, which are available at the SEC’s Internet site (http://www.sec.gov).  The information set forth herein speaks only as of the date hereof, and Brooks and Helix disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.